Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400

Fax: 212.912.7751 www.tpw.com Direct Dial: (212) 912-7446

March 16, 2007

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Carver Bancorp, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2006
      File No. 001-13007

Dear Mr. Cline,

This letter is in response to your letter dated March 7, 2007 concerning your review of the financial statements and related disclosures contained in the Form 10-K for the fiscal year ended March 31, 2006 (the “Form 10-K”) of our client, Carver Bancorp, Inc. (the “Company”) and the amendment to the Form 10-K that the Company filed on March 1, 2007. Your March 7 comments and the Company’s response to them are set forth below.

Item 1. Business

Loan Sales

1.	Please refer to your response to prior comments 1a, 1b and 1c and revise future filings to incorporate the information included in your response in your disclosures.

The Company will revise the disclosure in future filings to incorporate relevant aspects of its February 28 response to comment 1 from your January 24 letter.

March 16, 2007	Page 2

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Merger with Community Capital Bank

2.
We note that the significance of the merger with the Community Capital Bank was at the 21.22% level as set forth in your response to prior comment 2. Please file the financial information required by Rule 3-05.b.2.ii of Regulation S-X.

The Company expects to file the audited consolidated financial statements of Community Capital Bank for the fiscal year ended December 31, 2005, as required under Rule 3-05.b.2.ii of Regulation S-X, in the near future. However, it appears that Community Capital Bank never produced financial statements for the interim periods in question. Due to difficulties in locating and recreating the financial information about Community Capital Bank for any such periods and in locating and contacting former employees and professional advisors, the Company is having great difficulty attempting to produce financial statements for the interim periods ended June 30, 2005 and 2006. If the Company is ultimately able to produce this interim information, it will file it, however, if the Company concludes that it can not produce this information without extreme difficulty, it will ask the Office of Chief Accountant of the Division of Corporation Finance to waive the requirement to provide this information.

Exhibit 31.1 and Exhibit 31.2 - Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.
Please refer to your response to prior comment 4 and your revised certifications included in your Form 10-K/A for the fiscal year ended March 31, 2006 filed March 1, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also included the title of the certifying individual. Please revise future filings to only include the name of the certifying individual.

The Company will revise the text of the Section 302 certification in future filings as requested.

* * *

Should you have any questions, please feel free to contact me at 212-912-7446 or Josh Samit at 212-912-8314.

Sincerely,
/s/ Walter G.Van Dorn, Jr.
Walter G. Van Dorn, Jr.

March 16, 2007	Page 3

cc: Michael Volley, Staff Accountant,
    Securities and Exchange Commission
      Deborah C. Wright, Chairman and Chief Executive Officer
      Roy Swan, Chief Financial Officer,
    Carver Bancorp, Inc.
      Kofi Appenteng
      Joshua Samit,
    Thacher Proffitt & Wood LLP